Derek Stoldt 212.836.8032 dstoldt@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6532 www.kayescholer.com

April 6, 2011

Via EDGAR and By Hand

Pamela Long

Craig Slivka

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	TMS International Corp. Registration Statement on Form S-1 File No.: 333-166807

Dear Ms. Long and Mr. Slivka:

TMS International Corp. (the “Company”) has filed today with the Securities and Exchange Commission via EDGAR Amendment No. 7 (“Amendment No. 7”) to its Registration Statement on Form S-1 (the “Registration Statement”). Four clean copies of Amendment No. 7, and four copies that are marked to show changes from Amendment No. 6 to the Registration Statement, are enclosed with the hand delivery of this letter for your convenience.

In our discussions with members of the staff of the Commission, we were asked to describe the change in the manner that the Company’s stock split is being calculated. The description is as follows:

Pursuant to the Company’s previous draft charter, the total number of shares outstanding after the offering (and the percentage to be purchased by an IPO investor) would have been subject to change based upon the conversion of the Company’s preferred stock. The Company’s preferred stock converts into class B common stock based upon the IPO per share price.

The Company’s underwriters advised that utilizing a capital structure where the total number of shares outstanding would change based upon the final per share IPO price might cause confusion for investors in the IPO. Therefore, the Company’s charter has been revised to provide that the total number of shares outstanding be a fixed number of shares. Therefore the total number of shares outstanding presented in the preliminary prospectus included in Amendment No. 7 will not change based on the final IPO price per share. Instead, the stock split ratio will be calculated to result in the total number of shares set forth in the preliminary prospectus after taking into account the conversion of the preferred stock. Such conversion of the preferred stock into class B common stock remains based upon the IPO per share price; only

Pamela Long Craig Slivka	- 2 -	April 6, 2011

the stock split is subject to change. As a result, the stock split ratio cannot be determined until after pricing and the final stock split ratio is permitted to be omitted from the preliminary prospectus pursuant to Rule 430A. For illustrative purposes, the preliminary prospectus includes assumed stock split information calculated at the mid-point of the range set forth on the cover page of the preliminary prospectus.

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Please contact the undersigned at (212) 836-8032, or Joel I. Greenberg, Esq. at (212) 836-8201, with any questions or comments you may have regarding the Registration Statement.

Sincerely,

/s/ Derek Stoldt

Derek Stoldt

cc:	Joseph Curtin
Daniel Rosati
Leon Z. Heller, Esq.
Thomas E. Lippard, Esq.
Daniel Bursky, Esq.
Andrew Barkan, Esq.
Joel I. Greenberg, Esq.